Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator
GCI 401(k) Plan:

We consent to the incorporation by reference in the registration statement (No. 333-223668) on Form S-8 of GCI Liberty, Inc. of our report dated July 1, 2019, with respect to the statement of net assets available for benefits of GCI 401(k) Plan as of December 31, 2018, the related statement of changes in net assets available for benefits for the year then ended, and the related notes, and the supplemental schedules of Schedule H, line 4a - schedule of delinquent participant contributions and Schedule H, line 4i - schedule of assets (held at end of year) as of or for the year ended December 31, 2018, which report appears in the December 31, 2018 annual report for Form 11-K of GCI 401(k) Plan.

/s/ KPMG LLP

Anchorage, Alaska
July 1, 2019